SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                              (Amendment No. )(1)


                         Emerging Media Holdings, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   29100N 107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                            Chiril Luchinsky
                            c/o Emerging Media Holdings, Inc.
                            1809 E. Broadway Street, Suite 175
                            Oviedo, FL 32765
                            (806) 688-9697
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 March 23, 2007
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

            Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 6 Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29100N 107                             13D          Page 2 of 6 Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Chiril Luchinsky

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

                PF

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


                       Republic of Moldova

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    4,751,000 shares of common stock of Emerging Media Holdings,
                    Inc.
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON     4,751,000 shares of common stock of Emerging Media Holdings, Inc.
    WITH
               _________________________________________________________________
               10   SHARED DISPOSITIVE POWER


               _________________________________________________________________

CUSIP No.   29100N 107                          13D          Page 3 of 6 Pages


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               4,751,000 shares of common stock of Emerging Media Holdings, Inc.

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      29.14%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


                       IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.   29100N 107                          13D          Page 4 of 6 Pages

________________________________________________________________________________
Item 1.  Security and Issuer.

Common Stock, par value $.001 per share, of Emerging Media Holdings, Inc., 1809
E. Broadway Street, Suite 175, Oviedo, FL 32765


________________________________________________________________________________
Item 2.  Identity and Background.

     (a)     Chiril Luchinsky


     (b)     Chiril Luchinsky
             c/o Emerging Media Holdings, Inc.
             1809 E. Broadway St., Suite 175
             Oviedo, FL 32765


     (b)     Shareholder, Emerging Media Holdings, Inc.
             1809 E. Broadway St., Suite 346
             Oviedo, FL 32765

     (d)     NA

     (e)     NA

     (f)     Republic of Moldova

________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

The source of the funds of Chiril Luchinsky, who in a July 2006 share exchange sold 100% of the outstanding shares of Cabavarum S.R.L. ("Cabavarum"), a Moldavia company, to Emerging Media Holding, Inc., was the personal funds of Chiril Luchinsky. Mr. Luchinsky received 5,051,000 shares of common stock in this transaction; subsequent to the transaction Mr. Luchinsky sold 300,000 shares of common stock.

CUSIP No.   29100N 107                            13D          Page 5 of 6 Pages

________________________________________________________________________________


Item 4.  Purpose of Transaction.

      The purpose of the transactions by Chiril Luchinsky was to make an investment in Emerging Media Holdings, Inc.

     (a)    NA

     (b)    NA

     (c)    NA

     (d)    NA

     (e)    NA

     (f)    NA

     (g)    NA

     (h)    NA

     (i)    NA

     (j)    NA

________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

      (a) 4,751,000 shares of common stock, par value $.001 per share, of Emerging Media Holdings, Inc. owned directly by Chiril Luchinsky, or in the aggregate 29.14% of the outstanding shares of such common stock.


      (b) Chiril Luchinsky has sole power to vote and dispose of 4,751,000 shares of Emerging Media Holdings, Inc. common stock

      (c)   NA


      (d)   NA

      (e)   NA

CUSIP No.   29100N 107                            13D          Page 6 of 6 Pages

________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                 NA
________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.

                 NA

________________________________________________________________________________


                                   SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                       April 8, 2010
                                        ----------------------------------------
                                                          (Date)


                                                     /s/ Chiril Luchinsky
                                        ----------------------------------------
                                                         (Signature)




Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).